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11021117

SEC MAIL PROCESSING SECTION RECEIVED MAR 17 2011 WASH DC 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque and Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Tryon Street., Suite 2710
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kevin Griffin (704) 373-8857
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

700 E. Morehead St. (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, J. Kevin Griffin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fennebresque and Co., LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC MECKLENBURG COUNTY

My commission expires
November 11, 2012

FENNEBRESQUE & CO., LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

FENNEBRESQUE & CO., LLC

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Member
Fennebresque & Co., LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Fennebresque & Co., LLC (the "Company") as of December 31, 2010 and the related statements of operations, changes in members' equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fennebresque & Co., LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 - 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis PLLC

Charlotte, North Carolina
February 25, 2011

FENNEBRESQUE AND CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	92,369
Furniture, equipment, and leashold improvements, at cost, less accumulated depreciation and of $10,718		17,379
Prepaid expenses		9,562
Accounts Receivable		41,955
Total assets	**$**	**161,265**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		
Contributed capital		1,476,000
Accumulated deficit		(1,314,735)
Total member's equity		161,265
Total liabilities and member's equity	**$**	**161,265**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2010

REVENUES	
Retainer fee income	$ 1,129,641
Interest income	1,593
Other	102,654
Total revenues	1,233,888
EXPENSES	
Employee compensation and benefits	942,682
Occupancy and equipment	26,348
Rent	49,170
Advertising, marketing, and promotion	59,680
Communications and data processing	62,289
Professional fees	39,695
License and registration fees	5,305
Other general and administrative	98,865
Total expenses	1,284,034
Net loss	**$ (50,146)**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2010

	Contributed capital	Retained deficit	Total members' equity
JANUARY 1, 2010	**$ 1,376,000**	**$ (1,264,589)**	**$ 111,411**
Net loss	-	(50,146)	(50,146)
Member contributions	100,000	-	100,000
DECEMBER 31, 2010	**$ 1,476,000**	**$ (1,314,735)**	**$ 161,265**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

OPERATING ACTIVITIES		
Net loss	$	(50,146)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,822
Net change in operating assets and liabilities:		
Accounts receivable		(41,955)
Prepaid expenses		2,888
Accounts payable		-
Net cash used in operating activities		(86,391)
FINANCING ACTIVITIES		
Member contributions		100,000
Net increase in cash		13,609
CASH, BEGINNING OF YEAR		78,760
CASH, END OF YEAR	**$**	**92,369**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business activity and regulation

Fennebresque and Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization (EBITDA). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interest in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of revenue

Retainer fees are recognized when received as the fee is nonrefundable and deemed to be earned when received.

Accounts receivable from customers

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company.

Office furniture and equipment

Office furniture and equipment are carried at cost, with depreciation being provided primarily using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes

The Company is a partnership, with net income or loss flowing through to the members' tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

Effective January 1, 2008 the Company adopted codification topic, "Fair Value Measurements" which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. This topic requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

This topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Recurring basis – the Company's only asset carried at fair value or measured at fair value on a recurring basis is cash and cash equivalents. The carrying value of cash and cash equivalents approximates fair value. The Company has no liabilities carried at fair value or measured at fair value on a recurring basis.

Nonrecurring basis – the Company has no assets or liabilities carried at fair value or measured at fair value on a nonrecurring basis. The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company was initially capitalized with cash from the Holding Company. There is no requirement for the Company to repay the cash infusion. In February 2009, two new members invested a total of $451,000 into the Holding Company in exchange for convertible subordinated notes and ownership interests. The Holding Company infused that cash into the Company. $100,000 in capital contributions during 2010 were provided by the Holding Company.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2010, the Company had net capital of $134,324 under Rule 15c3-1, which was $129,324 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company paid an obligation under an operating sublease for its primary office space. The term of the sublease is 12 months, renewable annually. During 2010, the Company paid $49,170 related to this obligation.

The ultimate repayment of subordinated debt at Holding Company is contingent upon distributions from the Company but the Company is under no obligation to repay this debt.

NOTE 5 - CONCENTRATIONS

During 2010, the Company earned approximately 42% of its revenue from one client.

NOTE 6 - SUBSEQUENT EVENTS

These financial statements have not been updated for subsequent events occurring after February 25, 2011 which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

FENNEBRESQUE AND CO., LLC
DECEMBER 31, 2010

SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

TOTAL MEMBER'S EQUITY	$ 161,265
ADD	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	161,265
DEDUCT	
Nonallowable assets:	
Prepaid expenses	9,562
Book value of office furniture	17,379
NET CAPITAL	**$ 134,324**
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 1/2% of aggregate indebtedness)	**$ 5,000**
Excess net capital	**$ 129,324**
Aggregate indebtedness:	
Accounts payable	**$ 0**
Ratio, aggregate indebtedness to net capital	**0 - 1**

FENNEBRESQUE AND CO., LLC
AS OF DECEMBER 31, 2010

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE 3

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE 4

SCHEDULES OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

elliott davis

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Member
Fennebresque & Co., LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Fennebresque & Co., LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fennebresque & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fennebresque & Co., LLC's management is responsible for Fennebresque & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to copies of the accounts payable register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis PLLC

Charlotte, North Carolina
February 25, 2011

elliott davis

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Fennebresque & Co., LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Fennebresque & Co., LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Elliott Davis PLLC | www.elliottdavis.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis PLLC

Charlotte, North Carolina
February 25, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2010

Fennebresque and Co., LLC
(Name of Respondent)

100 N. Tryon Street. Ste. 2710
Charlotte, North Carolina 28202
(Address of principal executive office)

J. Kevin Griffin
Managing Director
Fennebresque and Co., LLC
100 N. Tryon Street. Ste. 2710
Charlotte, North Carolina 28202

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)